EXHIBIT 21.1

Subsidiaries of Support.com, Inc.

Name of Subsidiary	State or Jurisdiction in whichIncorporated or Organized

Foreign Subsidiaries
SDC Services Canada Inc.	Canada
Support.com India Pvt Ltd	India
Support.com Philippines, Inc.	Philippines